UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the months of February 2025
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendment to Credit Agreement

On February 28, 2025, Gambling.com Group Limited, a limited liability company organized under the laws of Jersey (the “Company” or “Gambling.com Group”), as guarantor, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the subsidiary guarantors party thereto, entered into Amendment No. 1 to Amended and Restated Credit Agreement (the “Amendment”) which amended that certain Amended and Restated Credit Agreement dated as of January 1, 2025 (the “Credit Agreement”, and as amended by the Amendment, the “Amended Credit Agreement”), by and among, Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent, each of the lenders party thereto, the Company, the Borrowers and each of the subsidiary guarantors party thereto.

Pursuant to the Amendment, among other items, (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million and a term loan facility of $75 million, (y) the credit facility was syndicated across multiple lenders and (z) the maturity date of both facilities was extended to February 28, 2028. The Amendment also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with the Amendment. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the credit facility.

The foregoing descriptions of the Amended Credit Agreement and the Amendment do not purport to be complete and are subject to, and qualified in its entirety by reference to, the full texts of the Credit Agremeent, a copy of which is attached as Exhibit 99.1 hereto, and the Amendment (including the Amended Credit Agreement), a copy of which is attached as Exhibit 99.2 hereto, and are incorporated by reference herein.

Some of the financial institutions party to the Amended Credit Agreement and the Amendment and their respective affiliates have performed, and/or may in the future perform, various commercial banking, investment banking, corporate trust and other financial advisory services in the ordinary course of business for the Company and its subsidiaries for which they have received, and/or will receive, customary fees and commissions.

On March 3, 2025, the Company issued a press release announcing the Amendment. A copy of the press release is being furnished with this Report on Form 6-K (this “Form 6-K”) and is attached as Exhibit 99.3 and incorporated herein by reference.

The information contained in this Form 6-K, except for Exhibit 99.3, is hereby incorporated by reference into Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in Exhibit 99.3 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1
Amended and Restated Credit Agreement dated as of January 1, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

99.2
Amendment No. 1 to Amended and Restated Credit Agreement dated February 28, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

99.3	Press Release dated March 3, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	_________________
Name:	Elias Mark
Title:	Chief Financial Officer

Date: March 5, 2025